Exhibit 99.1

Lytus Technologies Holdings PTV. LTD.

AUDIT COMMITTEE CHARTER

(As adopted on September 27, 2022)

The Board of Directors (the “Board”) of Lytus Technologies Holdings PTV. Ltd. (the “Company”) has established the Audit Committee of the Board (the “Committee”) with the purpose, responsibilities and specific duties as described in this Audit Committee Charter.

I.	PURPOSE AND OBJECTIVES

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities to the stockholders and the investment community relating to the accounting, reporting practices and quality and integrity of the financial reports of the Company.

The purpose of the Committee is to:

1.	Review the Company’s auditing, accounting and financial reporting processes generally;

2.	Review and appraise the audit efforts of the Company’s independent auditor;

3.	Review the Company’s system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established;

4.	Prepare the committee report required by the rules of the Securities and Exchange Commission (the “SEC”) to be included in the Company’s Annual Report of Foreign Private Issuer on Form 20-F; and

5.	Review and approve annual or other budgets of the Company.

Consistent with this function, the Committee should maintain free and open lines of communication between the Board, the independent auditor and the Company’s accounting and financial management. In this regard, the Committee’s objectives are to:

1.	Serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system;

2.	Provide an open avenue of communication among the independent auditor, financial and senior management and the Board; and

3.	Monitor compliance with legal and regulatory requirements, including, but not limited to, the Sarbanes-Oxley Act of 2002, and subsequent amendments thereto.

II.	MEMBERSHIP

The members of the Committee shall be appointed by the Board. The Committee shall have at least three members who will be financially literate, as the Board interprets such qualifications in its business judgment. In addition, each member shall be independent in accordance with applicable law, including NASDAQ Rule 5605(a)(2) and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At least one member will have accounting or related financial management expertise and shall be deemed the “audit committee financial expert” as defined by applicable SEC rules. Notwithstanding the foregoing membership requirements, no action of the Committee shall be invalid by reason of such requirement not being met at the time such action was taken.

The Board may designate a Chairman of the Committee. In the absence of such designation, the Committee may designate the Chairman by majority vote of the Committee.

The entire Committee or any individual member of the Committee may be removed with or without cause by the affirmative vote of a majority of the Board.

Members of the Committee shall serve until their successors are duly elected and qualified or their earlier resignation or removal.

The members of the Committee will be non-employee members of the Board who have no relationship that may interfere with the exercise of their independence from management and the Company. A person may not serve as a member of the Committee if:

i)	That person is or was at any time during the previous three years an employee of the Company, its affiliates, or its subsidiaries.

ii)	That person, currently or at any time during the previous three years (1) has or has had a direct business relationship, including commercial, industrial, banking, consulting, legal, accounting or other relationships, with the Company, or (2) is or has been a partner, controlling shareholder, officer or employee of an organization that has a business relationship, including commercial, industrial, banking, consulting, legal, accounting or other relationships, with the Company, unless the Board determines in its business judgment that the relationship described in either (1) or (2) above does not interfere with the member’s exercise of independent judgment.

iii)	That person is an executive of another corporation, in which corporation any executive of the Company currently serves on its compensation committee.

iv)	That person serves on the audit committees of more than two other public companies.

v)	That person is a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or shares a home with a person who is or has been at any time during the previous three years an executive officer of the Company, any of its affiliates, or its subsidiaries.

Notwithstanding the foregoing, the Board may appoint to the Committee one non-employee director that would otherwise be disqualified under (i) or (ii) above but who satisfies the requirements of Rule 10A-3 under the Exchange Act, and is not a current officer or employee or an immediate family member of such officer or employee, if the Board determines, under exceptional and limited circumstances and in its business judgment, such director’s membership on the Committee will serve the best interests of the Company and its stockholders. In such an event, the Company must disclose in its next Annual Report of Foreign Private Issuer on Form 20-F subsequent to such determination, the nature of the relationship and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

III.	PROCEDURES

The Committee shall meet at least four times per year, and thereafter as often as it deems appropriate to perform its duties and responsibilities under this charter. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its designated financial expert should meet with the independent auditor and management quarterly to review the Company’s financial statements.

The Chairman of the Committee, two or more members of the Committee or the Chairman of the Board may call meetings of the Committee. Meetings of the Committee may be in person, by conference call, by video conference or by unanimous written consent, in accordance with the Company’s Bylaws. The Committee may meet in executive sessions when it deems necessary or appropriate.

The Committee shall report regularly to the Board. This report shall include a review of any issues that arise with respect to the quality and integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the independence and performance of the Company’s independent auditor and any other matters that the Committee deems appropriate or is required to include by the Board. The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

The Chairman of the Committee, in consultation with the appropriate members of the Committee and management, will develop the agenda for each Committee meeting to be provided in advance to members, along with appropriate briefing materials. Committee members may suggest the inclusion of items on the agenda and may raise at any Committee meeting subjects related to the Committee’s duties that are not on the agenda for that meeting.

A majority of the Committee’s members shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.

IV.	AUTHORITY AND RESOURCES

The Committee may request any officer or employee of the Company, the Company’s outside counsel or independent auditor to attend a Committee meeting or to meet with any members of, or consultants to, the Committee. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee has the right at any time to obtain advice, reports or opinions from internal and external counsel and expert advisors and has the authority to hire and terminate independent legal, financial and other advisors as it may deem necessary or appropriate, at the Company’s expense.

V.	RESPONSIBILITIES AND DUTIES

The following responsibilities of the Committee are set forth as a guide to the Committee with the understanding that the Committee may alter or supplement the below as appropriate, to the extent permitted by applicable laws and listing standards.

Pursuant to delegated authority from the Board, the Committee shall:

1.	Document/Reports Review

i)	Review the Company’s annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the independent auditor.

2.	Financial Statements

i)	Meet with management and the independent auditor to review, discuss, and provide oversight with respect to the annual and quarterly financial statements and associated disclosures in filings with the SEC and the release of earnings. Such review and discussion will include matters required to be communicated to the Committee by the independent auditor under the standards of the Public Company Accounting Oversight Board and any other applicable laws, regulations, or listing standards.

ii)	Meet with management and the independent auditor to review, discuss, and provide oversight with respect to the following:

●	all critical accounting policies and practices;

●	any significant changes in the Company’s selection and application of accounting principles;

●	significant issues regarding accounting principles and financial statement presentation;

●	significant issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

●	any analyses prepared by management or the independent auditor setting forth significant financial reporting issues;

●	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements;

●	judgments made in connection with the preparation of the financial statements, including analyses of the effects of non-GAAP methods on the financial statements; and

●	other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of audit differences.

iii)	On at least an annual basis, review the adequacy of the Company’s system of internal controls over financial reporting, including the reliability of its financial reporting systems; confer with the Company’s independent auditors with respect to their consideration of such controls and systems; and review management’s response and special audit steps adopted in light of any significant deficiencies and material weaknesses in the Company’s internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data.

iv)	Review and approve annual or other budgets of the Company and review projections of future financial performances.

3.	Independent Auditor

i)	Recommend to the Board the selection of the independent auditor, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)	Ensure its receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the issuer, consistent with The Public Company Accounting Oversight Board Rule 3526, and actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Board take, appropriate action to oversee the independence of the outside auditor.

iii)	Review and pre-approve both audit and non-audit services to be provided by the independent auditor.

iv)	Review the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

v)	Review and evaluate the lead partner of the independent auditor and ensure the rotation of the audit partners as required by law.

vi)	Periodically consult with the independent auditor out of the presence of management about internal controls and the fullness and accuracy of the Company’s financial statements.

vii)	At least annually, review with the independent auditor any problems or difficulties the independent auditor may have encountered during the course of the audit work, including any restrictions on the scope of activities or access to required information or any significant disagreements with management and management’s responses to such matters.

4.	Related Party Transactions

i)	Review and approve all related-party transactions, including transactions between the Company and its officers or directors or affiliates of officers or directors, unless this responsibility has been assigned or delegated to another committee of independent directors.

5.	Financial Reporting Processes

i)	In consultation with the independent auditor and financial management, review the integrity of the Company’s financial reporting processes, both internal and external.

ii)	Consider the independent auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

iii)	Discuss with financial management the Company’s major financial risk exposures and the steps taken to monitor and control such exposure.

6.	Process Improvement

i)	Establish regular and separate systems of reporting to the Committee by management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

ii)	Review any significant disagreement among management and the independent auditor in connection with the preparation of the financial statements.

iii)	Review with the independent auditor and financial management the extent to which changes or improvements in financial or accounting practices as approved by the Committee have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

7.	Ethical and Legal Compliance

i)	Establish, review and update periodically a Code of Business Ethics (the “Code”) and ensure that management has established a system to enforce this Code.

ii)	Review management’s monitoring of the Company’s compliance with the Code and ensure that management has the proper review system in place to ensure that the Company’s financial statements, reports, and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

iii)	Review with the Company’s counsel legal compliance matters including corporate securities trading policies.

iv)	Review the material findings of any examinations by regulatory agencies and any auditor observations brought to the Committee’s attention.

v)	Direct the production of the report of the Committee required to be included in the Company’s Annual Report of Foreign Private Issuer on Form 20-F filed with the SEC.

vi)	Review with the Company’s counsel any legal matter that could have a significant impact on the Company’s financial statements.

vii)	Conduct an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The result of such evaluation shall be reported to the Board and recommend to the Board any improvements to the Committee’s charter deemed necessary or desirable by the Committee. The report to the Board may take the form of an oral report by the Chairman. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

viii)	Perform any other activities consistent with the Company’s governing documents and applicable law, as the Committee or the Board deems necessary or appropriate.